UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    May 14, 2018

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Distribution of Dividends from Surplus

Tokyo, May 14, 2018 ---Sumitomo Mitsui Financial Group, Inc. (“SMFG”, Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Takeshi Kunibe) hereby announces that its board of directors resolved to distribute dividends from surplus with record date dated March 31, 2018.

1. Outline of the dividends
	Dividend for the fiscal year 2017	Most recent dividend forecast(*)	Dividend paid for the fiscal year 2016

Record date	March 31, 2018	March 31, 2018	March 31, 2017

Dividend per share (Year-end, Yen)	¥ 90	¥ 80	¥ 75

Total amount of dividends (Million Yen)	126,950	-	105,752

Effective date	June 29, 2018	-	June 30, 2017

Source of dividends	Retained earnings	-	Retained earnings

* Announced on May 15, 2017

2.  Reason for the year-end dividend

SMFG has resolved that the year-end dividend per share for the fisal year 2017 is 90 yen based on current opearting results.

(Reference) Details of the dividends

(Yen)

Dividend per share
Record date	2nd quarter-end	Year-end	Annual
Fiscal year 2017	¥ 80	¥ 90(*)	¥ 170(*)
Fiscal Year 2016	75	75	150
* The year-end dividend amount for the fisal year 2017 (90 yen) is subject to the approval at the general shareholder’s meeting scheduled on June 28, 2018.